Exhibit 99.5

Financial Statement Request Form

Rather than receiving Almaden Minerals Ltd.’s (the “Company”) financial statements by mail, you may choose to access them at www.sedar.com. If you would like to receive, by mail, either the Company’s interim financial statements and associated Management Discussion and Analysis (“MD&A”) and/or annual financial statements and associated MD&A, for the Company’s current financial year, please make your selection below.

Please select one or both of the following options:	__________ Interim Financial Statements and associated MD&A

__________ Annual Financial Statements and associated MD&A

Name:
Address:
Street Name & Number	Apt. or Suite

City Prov. or State	Country Postal or Zip Code

Email Address: ____________________________

Preferred Method of Communication:  Email: _____    or    Mail: _____

*Signature: ______________________________                                                                                                          Date:  ___________________________

PLEASE RETURN YOUR COMPLETED REQUEST FORM BY MAIL TO:

ALMADEN MINERALS LTD.
1103 - 750 WEST PENDER STREET
VANCOUVER, B.C.
V6C 2T8

OR BY FAX TO: 604-689-7645

OR BY EMAIL TO: info@almadenminerals.com